023040

EMBEDDED VALUE 2004

Table of contents

1.	Highlights		1
	1.1	Introduction	1
	1.2	Overview of embedded value life insurance and total embedded value	3
	1.3	New business	4

2.	Economic assumptions		6
	2.1	Economic assumptions	6

3.	Reconciliation of total capital base to adjusted net worth		7

4.	Outcome		9
	4.1	Value components	9
	4.2	Movement analysis of embedded value life insurance	11

5.	Sensitivities		16
	5.1	Embedded value life insurance sensitivity	16
	5.2	Value of new business sensitivity	17

Addendum 1: Movement analysis based on the internal surplus requirement per country unit and product segment			18
	AEGON Group		18
	Americas		19
	The Netherlands		20
	United Kingdom		21
	Hungary		22
	Spain		23
	Taiwan		24

Addendum 2: Outcome based on the regulatory surplus requirement			25

Addendum 3: Recoverability of DPAC			26

Addendum 4: Exchange rates			28

Addendum 5: Methodology			29
	Scope		29
	Methodology and definitions		29
	Operating assumptions		31
	Economic assumptions		32
	Embedded options and guarantees		32
	Required Capital		35

Glossary and abbreviations			36
	Glossary		36
	Abbreviations		39

Disclaimer			40

1.	Highlights

1.1	Introduction

The European Embedded Value (EEV) Principles were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers. The EEV Principles provide a consistent framework for the calculation and reporting of embedded value.

AEGON has adopted the EEV Principles for the year-end 2004 embedded value results. In all material respects, the embedded value life insurance (EVLI) produced under the EEV Principles is consistent with that under AEGON principles used in 2003. The main area of change relates to refinements in the quantification of options and guarantees in the Netherlands and Spain.

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders to assess a reasonable range of values inherent in the business. The disclosure includes sensitivity analyses reflecting certain risks and drivers of the realization of embedded value.

Embedded value life insurance is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. Embedded value life insurance should not be viewed as a substitute for AEGON’s primary financial statements.

Embedded value life insurance represents the contributed capital invested in our life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (VIF). The latter equals the present value of future expected profits arising from the existing book of life insurance business including new business sold in the reporting period less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is an additional measure used by management in considering shareholders’ interest in the value of the existing business. TEV represents the sum of the embedded value life insurance, the value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the DAP book value of AEGON’s debt, capital securities and other net liabilities. DAP measures have been used as this is the accounting basis on which AEGON’s primary 2004 financial statements are based.

From January 1, 2005, all publicly listed companies in the European Union – including AEGON - are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). EVLI is a function of future local regulatory distributable earnings, and hence is not impacted by the change to IFRS accounting except in the Netherlands operations where the local regulatory environment will also change with IFRS. AEGON has not yet computed the impact of this change, but generally we expect this to be a fairly small adjustment as the only impact will be some modest timing differences in the distributable earnings pattern. The value of other activities will change from being carried at DAP equity to being carried at IFRS equity beginning with the 2005 EV disclosure. While many items will change in this category, the only expected material adjustment will come from the adjustment from DAP to IFRS equity of the US Pension Plan which will reduce other activities’ carrying value by approximately EUR 0.7 billion after tax (as of year-end 2004) consistent with the fresh-start approach utilized in the IFRS opening balance sheet as of January 1, 2004.

Embedded Value Report 2004	- 1 -

Embedded value life insurance calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. DAP) as these regulatory requirements determine when profits can be distributed to shareholders. As the base case this year, EVLI has been prepared using required capital on the internal surplus basis. We have adopted this presentation as this is how the business is managed and we believe it to be consistent with EEV. This is a change from last year where the base case was presented with required capital on a regulatory surplus basis and the internal surplus basis presented as an addendum to the report.

The methodology AEGON uses to calculate EVLI is described in addendum 5. This methodology is consistent with EEV Principles.

AEGON’s new operations in Slovakia and partnerships in China (AEGON – CNOOC Life Insurance Company), France (with La Mondiale Participations) and Spain (Mediterráneo Vida, a partnership with Caja de Ahorros del Mediterráneo) are included at DAP book value under other activities in the TEV figures. Indicative new business contributions from these businesses have been calculated separately but have not been included in EVLI or the 2004 VNB summaries in tables 9 and 10. These figures are presented in section 1.3, table 4.

Embedded Value Report 2004	- 2 -

1.2	Overview of embedded value life insurance and total embedded value

A high level overview of our embedded value life insurance and our total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus the sensitivity of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value internal surplus basis (amounts in millions, after tax)
Year-end 2004 USD	Year-end 2003 USD	%		Year-end 2004 EUR	Year-end 2003 EUR	(A)%
			Life business
16,838	14,450	17	Adjusted net worth (ANW)	12,362	11,441		8
2,175	1,047	108	Free surplus (FS)	1,597	829		93
14,663	13,403	9	Required surplus (RS)	10,765	10,612		1

14,212	11,734	21	Value of in-force life business (ViF)	10,434	9,291		12
17,999	15,560	16	Present value future profits (PVFP)	13,214	12,320		7
(3,787)	(3,825)	(1)	Cost of capital (CoC)	(2,780)	(3,029)		(8)

31,050	26,184	19	Embedded value life insurance (EVLI)	22,796	20,731		10
			Other activities
1,452	1,775	(18)	DAP book value	1,066	1,405		(24)

32,502	27,959	16	Total embedded value before holding activities	23,862	22,137		8

(8,549)	(8,203)	4	Holding activities	(6,277)	(6,495)		(3)
(8,278)	(7,997)	4	Debt, capital securities & other net liabilities	(6,078)	(6,331)		(4)
(271)	(206)	31	Present value holding expenses	(199)	(163)		22

23,953	19,756	21	Total embedded value (TEV)	17,585	15,642		12
19,632	17,615	11	Shareholders’ equity	14,413	13,947	(B)	3

(A)  The 2003 embedded value figures on an internal surplus basis were reported in an addendum in the 2003 embedded value report.

(B)  The 2003 numbers include an adjustment for the adoption of SOP 03-1 in AEGON USA which reduced Shareholders’ equity on a DAP basis by EUR 185 million.

The most important items impacting the change in embedded value life insurance during 2004 are1:

❖	Embedded value operating return[2] of EUR 2.6 billion, consisting of in-force performance of EUR 2.1 billion and new business value of EUR 0.5 billion.
❖	The weakening of the US dollar against the euro. This had an adverse impact of EUR 0.9 billion on the EVLI. If the figures in this table had been prepared on a constant currency basis, the increases in EVLI and TEV would have been 14% and 17% respectively.
❖	A positive investment variance of EUR 0.8 billion.
❖	Net dividend payments from the life operations, which reduced the EVLI by EUR 0.8 billion.

1 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

2 For embedded value operating margins on a constant currency basis, please refer to addendum 1: Movement analysis based on the internal surplus requirement per country unit and product segment.

Embedded Value Report 2004	- 3 -

The value of the other activities decreased mainly due to the inclusion of pension service contracts and permanent health business, formerly held at DAP Equity in other activities, in the 2004 EVLI and the write-off of goodwill in distribution companies in the Netherlands, which reduced other activities by EUR 0.1 billion. Currency exchange differences on the US prepaid pension costs on employee plans also reduced the value of other activities by EUR 0.1 billion.

The value of the holding activities increased (i.e. became less negative) mainly as a result of net capital distributions from life subsidiaries and participations and other (non-life) activities (EUR 0.6 billion) and lower debt values as a result of currency movements (EUR 0.3 billion), partially offset by cash dividend to shareholders (EUR (0.4) billion) and interest payments on holding debt (EUR (0.3) billion).

1.3	New business

The profitability of the policies sold in 2004 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by the sale of new policies during the reporting year, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying required capital on the internal surplus basis.

Table 2

Value new business internal surplus basis (amounts in millions)

2004 USD	2003 USD	%		2004 EUR	2003 EUR	%
1,226	972	26	Gross value of new business (A)	986	860	15
(404)	(322)	26	Tax	(325)	(285)	14
(213)	(277)	(23)	Cost of capital	(172)	(245)	(30)
608	374	63	Value of new business	489	331	48

(A)  Gross value of new business is derived by grossing up value of new business. Normalized tax rates used are: 35% for the US, 34.3% for Canada, 34.5% for the Netherlands, 30% for the United Kingdom, 16% for Hungary, 35% for Spain and 25% for Taiwan.

Table 3

Value new business internal surplus basis (amounts in millions)
2004 USD	2003 USD	%		2004 EUR	2003 EUR	%
387	251	54	Americas	311	222	40
36	17	109	Netherlands	29	15	90
97	47	107	United Kingdom	78	41	88
25	14	77	Hungary	20	13	61
3	2	63	Spain	2	2	48
60	43	39	Taiwan	48	38	27
608	374	63	Total	489	331	48

Value of new business increased 48% from 2003 (58% if calculated on a constant currency basis).3

3 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

Embedded Value Report 2004	- 4 -

New business contributions from new operations

AEGON’s new operations in Slovakia and partnerships in China (AEGON – CNOOC Life Insurance Company), France (with La Mondiale Participations) and Spain (Mediterráneo Vida, a partnership with Caja de Ahorros del Mediterráneo) are included at DAP book value under other activities in the TEV figures. Indicative new business contributions from these businesses have been calculated separately but have not been included in EVLI or the 2004 VNB summaries in tables 9 and 10. These figures are presented in table 4.

Table 4

Other countries new business contributions Regulatory surplus basis (amounts in EUR millions)	Total VNB	APE	(A)	AEGON share in VNB		Total AEGON share 2004

AEGON - CNOOC Life Insurance Company	1	2		50%		0
Mediterráneo Vida (partnership with CAM) (B)	30	129		50%		15
La Mondiale Participations	10	200		20	% (C)	2
Slovakia	1	3		100%		1
Total						18

(A) APE = recurring premium + 1/10 single premium

(B) Mediterráneo Vida figures are only for 6 months as the venture started on July 1, 2004

(C) AEGON’s stake in La Mondiale Participations increased from 20% to 35% by the end of December 2004

The figures in table 4 were developed internally. These VNBs were calculated using local solvency requirements for cost of capital. The underlying assumptions are consistent with those used for AEGON’s major country units as set out in table 5.

Embedded Value Report 2004	- 5 -

2.	Economic assumptions

2.1	Economic assumptions

The economic assumptions for 2004 and 2003 are presented in table 5. The investment and inflation assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Table 5

Economic assumptions 2004	Americas (A)	Netherlands	United Kingdom	Hungary	Spain	Taiwan

Discount rate	8.00%	7.20%	7.80%	9.00%	7.20%	8.00%

Equity returns	8.00%	7.20%	7.80%	9.00%	7.20%	8.00%

Property returns	6.50%	6.50%	7.80%	9.00%	6.50%	-

Risk free fixed interest returns (B)	4.27%	3.75%	4.60%	6.00%	3.75%	3.00%

Net credit spread on fixed interest (C)	74	38	53	55	35	85

Inflation rate	2.00%	2.00%	2.00%	3.00%	2.00%	2.00%

Economic assumptions 2003	Americas (A)	Netherlands	United Kingdom	Hungary	Spain	Taiwan

Discount rate	8.00%	8.00%	8.00%	9.00%	8.00%	8.00%

Equity returns	8.00%	8.00%	8.00%	9.00%	8.00%	8.00%

Property returns	6.50%	6.50%	8.00%	9.00%	6.50%	-

Risk free fixed interest returns (D)	4.30%	4.50%	4.80%	6.00%	4.50%	2.50%

Net credit spread on fixed interest (C)	91	50	50	55	47	85

Inflation rate	2.00%	2.00%	2.00%	3.00%	2.00%	2.00%

(A)  The assumptions shown in the Americas column are for the US only. In 2004, the Canadian discount rate, equity return and risk free investment return assumptions were equal to the US assumptions. In 2003, these were all 50bps higher.

(B)  Risk free fixed interest returns correspond to the 10-year government bond yield. In the US, Canada, the Eurozone and Taiwan fixed interest returns grade from actual 2004 year-end levels, (i.e. 4.27%, 4.30%, 3.75% and 3.00%), to the long-term assumption based on AEGON’s long-term view of economic conditions (i.e. 5.25%, 5.25%, 4.25% and 4.00%) over a period of approximately 5 years (2 years for the Eurozone). The rate for Taiwan reflects its investment in both the local market and the US.

(C)  Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the ‘fixed interest returns’. Actual modeling is done per rating category or at a portfolio level. US net credit spreads grade from actual year-end levels to ultimate levels based on AEGON’s long-term view of economic conditions (i.e. ultimate average net credit spreads of 115 bps in 2004, 114 bps in 2003) over a 2-year period.

(D)  Risk free fixed interest returns correspond to the 10-year government bond yield. In the US and Taiwan, fixed interest returns grade from actual 2003 year-end levels, (i.e. 4.30% and 2.50%), to the long-term assumption based on AEGON’s long-term view of economic conditions (i.e. 5.25% and 3.50%) over a period of approximately 5 years. The rate for Taiwan reflects its investment in both the local market and the US.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions reflect a going concern. The currency exchange rates are summarized in addendum 4: Exchange rates.

The main changes since 2003 have been a decrease in risk free fixed interest returns and corresponding discount rates for Canada, the Netherlands, the UK and Spain, an increase in risk free fixed interest returns for Taiwan and a reduction in credit spread for corporate bonds for the Netherlands and Spain.

Further detail on the setting of discount rates is described in addendum 5.

Embedded Value Report 2004	- 6 -

3.	Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on generally accepted accounting principles in the Netherlands (DAP). Rather, it is based on local regulatory accounting. As the base case, EVLI has been prepared using required capital on the internal surplus basis. The following reconciliation presents the adjustments to the total capital base under DAP to arrive at the ANW that is based on local regulatory accounting rules.

Table 6

Reconciliation of total capital base to ANW	2004	2003	%	2003
(amounts in EUR millions)		as adjusted (A)		as reported

Total capital
AEGON shareholders’ equity (B)	14,413	13,947	3	14,132
Capital securities & subordinated debt	3,466	2,377	46	2,377
Senior debt related to insurance activities (C)	2,270	3,288	(31)	3,288

Total capital base	20,149	19,612	3	19,797

Other net liabilities (D)	342	666		666

Total capital base and other net liabilities	20,491	20,278	1	20,463

Capital in units
Americas	13,312	13,849	(4)	14,034
Netherlands	3,436	2,865	20	2,865
United Kingdom	3,151	3,083	2	3,083
Hungary	182	237	(23)	237
Spain	190	145	31	145
Taiwan	164	52	213	52
Other	57	48	18	48

Total	20,491	20,278	1	20,463

Allocated to
Life subsidiaries	19,425	18,873	3	19,058
Other activities	1,066	1,405	(24)	1,405

Total	20,491	20,278	1	20,463

Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	19,425	18,873	3	19,058
Adjustments to local equity	(7,063)	(7,432)	(5)	(7,618)

Adjusted net worth (ANW)	12,362	11,441	8	11,441

(A)  2003 DAP shareholders’ equity in the Americas has been adjusted for the adoption of SOP 03-1 in AEGON USA

(B)  Including the preferred share capital (2004: EUR 2,109 mln)

(C)  Long-term liabilities (of which related to insurance activities): EUR 4,276 mln (EUR 2,270 mln) in 2004 and EUR 4,692 mln (EUR 3,288 mln) in 2003.

(D)  Carried at the holding companies.

Embedded Value Report 2004	- 7 -

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included at DAP book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting. The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business4. The Netherlands’ life insurance DPAC (EUR 0.6 billion after tax) is not eliminated, as it is an admissible asset under Dutch regulatory accounting. The after tax impact of the elimination of inadmissible DPAC/VOBA relating to the modeled life business equals EUR (8.0) billion. The balance of the adjustments, EUR 0.9 billion, is mainly explained by the impact of the differing reserve and asset valuation bases and the marking-to-market of the assets backing surplus for the EVLI calculation.

The differences between embedded value and the accounting treatment of DPAC are discussed in addendum 3.

4  The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on a DAP basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from DAP to the local basis is largely offset by an increase in the value of the in-force business.

Embedded Value Report 2004	- 8 -

4.	Outcome

This section presents the EVLI and TEV as of December 31, 2004. All profits are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on internal surplus requirements.

4.1	Value components

The values under the internal surplus requirements are:

Table 7

Embedded value components (amounts in EUR millions, after tax)	Americas	Netherlands	United Kingdom	Hungary	Spain	Taiwan	Total 2004

Life business
Adjusted net worth (ANW)	7,877	3,537	645	195	66	40	12,362
Free surplus (FS)	660	593	168	149	23	3	1,597
Required surplus (RS)	7,218	2,944	477	46	43	37	10,765

Value of in-force life business (ViF)	4,973	2,546	2,380	223	16	297	10,434
Present value future profits (PVFP)	6,967	3,089	2,521	237	31	369	13,214
Cost of capital (CoC)	(1,995)	(544)	(141)	(14)	(15)	(72)	(2,780)

Embedded value life insurance (EVLI)	12,850	6,082	3,025	418	83	337	22,796

Other activities
DAP book value	1,022	(105)	(40)	(10)	122	22	1,009
DAP book value other countries							57

Total embedded value per country unit	13,872	5,977	2,985	408	204	359	23,862

Holding activities							(6,277)
Debt, capital securities & other net liabilities							(6,078)
Present value holding expenses							(199)

Total embedded value (TEV)							17,585

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and 165% of Standard and Poors’ local capital adequacy models, plus any additional internally imposed requirements, if applicable.

The prepaid pension costs on employee plans are included under other activities at DAP book value of EUR 1.0 billion after tax (2003 EUR 1.1 billion) and relate entirely to the US.

The embedded value life insurance increased as the negative impact of currency exchange movements was offset by strong performance on the in-force business and better investment experience during 2004 than assumed levels. For a detailed discussion of the change in embedded value life insurance from end of year 2003 to end of year 2004 refer to section 4.2

Embedded options and guarantee treatment

The Americas manages the exposure to embedded options and guarantees through duration matching of fixed interest assets and liabilities and, for certain variable products, through the use of equity hedge programs. To value the exposure of the equity or interest-rate risks a stochastic scenario approach is used for the products that contain significant guarantees or embedded options related to equity returns or interest rates. Modeling on a deterministic basis would have increased the EVLI by EUR 421 million after tax or USD 574 million.

Embedded Value Report 2004	- 9 -

In the Netherlands, the exposure to the minimum interest guarantees on traditional business is mitigated through duration matching of fixed interest assets and liabilities. The effects of minimum interest guarantees on traditional business, individual unit-linked business and separate account group contracts are valued using a stochastic scenario approach. Modeling on a deterministic basis would have increased the EVLI by EUR 128 million after tax.

In the United Kingdom, the guarantees and subsequently the cost for guarantees arise within the policyholder funds rather than shareholder-owned funds. In the context of the EVLI no material exposure arising to the shareholder-owned funds has been assessed.

The exposure to embedded options and guarantees in respect of other countries has also been valued stochastically, if and where material. Modeling on a deterministic basis would have increased the EVLI of these countries by EUR 5 million after tax.

In total, modeling on a deterministic basis would have increased the EVLI for the group by EUR 554 million after tax.

Non-recurring expenses

The Americas considered an amount of EUR 21 million after tax as non-recurring. The bulk of this is related to development expenditures in the international operations of its Direct Marketing Services division and a systems overhaul project in its pension business. The cost of this work has been reflected in the 2004 in-force life business performance but excluded from the determination of maintenance expense assumptions on an ongoing basis.

The UK treated an amount of EUR 31 million after tax of 2004 expenses as non-recurring costs. There is a program currently underway in the UK to substantially reduce the operating expenses. This program delivered cost savings in 2004 and will further reduce expenses in 2005. Part of the non-recurring costs in 2004 is related to the cost of implementing this expense management program and costs eliminated by this program.

The Netherlands and Spain have embarked on restructuring programs expected to deliver expense savings in the future. In the Netherlands, EUR 15 million of restructuring costs has been treated as non-recurring.

For all countries, any expected efficiency gains from restructuring programs have not been reflected in the expense assumptions.

Employee pension plan costs

Expense assumptions in the embedded value include the cost of providing employee pension benefits where appropriate. The allowance for these costs fully reflects the long-term cost of providing pensions and is consistent with the allowance for pensions elsewhere in the calculation of the total embedded value. For the Americas where prepaid pension costs on employee plans are already reflected in DAP book value (in other activities), no contribution holidays with respect to this pension asset are taken into account in the pension contribution expenses in the embedded value.

Embedded Value Report 2004	- 10 -

Free surplus

The economic value of free surplus in the life business increased over 2004 mainly due to:

❖	net earnings from operations based on local regulatory accounting (EUR 1.9 billion), with some offset from
•	capital movements including transfers from life operations to holding activities and non-life operations (EUR (0.8) billion),
•	increases in required surplus from growth in the business (net impact of EUR (0.2) billion, resulting from EUR (0.7) billion from increase in required surplus on a constant currency basis with EUR 0.5 billion offset from currency exchange differences on required surplus),
•	and currency exchange differences on free surplus (EUR (0.1) billion).

4.2	Movement analysis of embedded value life insurance

The change from year-to-year embedded value life insurance is split into the following components5.

The main items per country unit will be explained in further detail after table 8 and table 10.

Table 8

Movement analysis 2004 (amounts in EUR millions, after tax)	Americas	Netherlands	United Kingdom	Hungary	Spain	Taiwan	Total 2004
Embedded value life insurance BoY (as reported)	12,421	4,819	2,900	346	81	164	20,731
BoY adjustment (A)	-	178	-	-	(1)	-	177
Adjusted embedded value life insurance BoY	12,421	4,997	2,900	346	80	164	20,909
Value of new business (VNB)	311	29	78	20	2	48	489
Gross value of new business	674	73	124	26	7	82	986
Tax	(236)	(25)	(37)	(4)	(2)	(21)	(325)
Cost of capital (after tax)	(127)	(19)	(9)	(1)	(2)	(13)	(172)

In-force performance	1,397	491	132	52	5	3	2,081
Unwinding discount rate	939	391	226	25	4	13	1,598
Variance	361	(86)	(67)	17	(2)	(10)	213
Change in operating assumptions	97	186	(27)	10	3	0	269

Embedded value operating return	1,708	520	209	73	7	51	2,570

Variance from long-term inv. return	284	358	105	6	0	(3)	750

Change in economic assumptions	148	38	1	(2)	(4)	11	193

Currency exchange differences	(948)	0	(7)	24	0	(8)	(939)

Capital movements	(749)	0	(84)	(60)	0	122	(770)

Miscellaneous impacts	(15)	168	(99)	30	0	0	84

Embedded value life insurance EoY	12,850	6,082	3,025	418	83	337	22,796

Other activities							1,066

Holding activities							(6,277)

Total embedded value							17,585
Embedded value operating margin (B)	13.5%	10.4%	7.0%	20.2%	9.0%	30.5%	12.1%

(A)  Embedded value life insurance BoY for 2004 in the Netherlands has been adjusted for the inclusion of pension service contracts and permanent health business, which increased EVLI by EUR 144 million (and decreased other activities by EUR 56 million), and also for stochastic valuation of options and guarantees in compliance with EEV, which increased EVLI by EUR 34 million. EVLI BoY for 2004 in Spain has been adjusted for stochastic valuation of options and guarantees in compliance with EEV which reduced EVLI by EUR 1 million.

(B)  Embedded value operating margin is calculated on a constant currency basis. See addendum 1, tables 14 to 19 for details.

5  Refer to addendum 1 ‘Movement analysis based on the internal surplus requirement per country unit and product segment’, tables 13 to 19, for a split per country unit and per product segment.

Embedded Value Report 2004	- 11 -

Currency exchange differences

An adverse currency variance of EUR 939 million was primarily caused by a weakening of the US dollar against the euro.

Capital movements

Capital movements include transfers from life operations to holding activities and non-life operations.

Americas

❖	The embedded value operating margin on a constant currency basis was 13.5%.
❖	The positive variance on in-force was a result of favorable spread, persistency, expense and tax experience.
❖	The change in operating assumptions reflected mainly a favorable update to persistency assumptions and loss ratios on direct marketing business, improved mortality assumptions in traditional life and improved performance on long-term care business with some offset from higher expense assumptions.
❖	The main components of the positive long-term investment variance were lower than expected credit losses, higher equity returns and a net positive variance from movement in interest rates.
❖	The positive change in economic assumptions largely reflected lower expected default costs and the net impact of reductions in the risk discount rate and the risk free return in Canada.
❖	The capital movement out of the Americas EVLI reflected dividend payments made from the life operations.

Netherlands

❖	The beginning-of-year EVLI calculation for 2004 was adjusted for inclusion of pension service contracts and permanent health business and for stochastic valuation of options and guarantees in compliance with EEV. In 2003 the pension service contracts and permanent health business were held at DAP equity in other activities.
❖	The embedded value operating margin was 10.4%.
❖	The main component of the adverse in-force variance was persistency.
❖	The change in operating assumptions reflected positive changes in asset mix, a decrease in effective tax rates on investment returns plus updated mortality improvement factors on pensions partially offset by increased maintenance expenses.
❖	The positive long-term investment variance related to better than expected investment performance.
❖	The miscellaneous impact mainly covered a decrease in tax rates[6] offset by a transfer of capital to other activities and the reflection of the transaction price from the sale of Moneymaxx Germany.

6 In the Netherlands, the corporate tax rate reduced to 31.5% as of January 1, 2005. The tax rate will further reduce in 2006 to 30.5% and to 30% in 2007. These rates have been reflected in 2004 EOY embedded value life insurance.

Embedded Value Report 2004	- 12 -

United Kingdom

❖	The embedded value operating margin on a constant currency basis was 7.0%.
❖	The main components of the adverse in-force variance were persistency experience and tax variance arising from new business.
❖	The change in operating assumptions was mainly due to changes in persistency assumptions.
❖	The positive long-term investment variance was principally a result of higher than expected equity returns.
❖	The capital movement out of the UK EVLI reflected dividend payments made from the life operations.
❖	The miscellaneous impact mainly covered an adverse tax change, exceptional expenses and improvements to the embedded value processes and systems.

Hungary

❖	The embedded value operating margin on a constant currency basis was 20.2%.
❖	The main components of the in-force variance were higher than expected salary growth in pension fund management business and better persistency experience.
❖	The miscellaneous impact mainly covered improvements to the embedded value processes and systems.

Spain

❖	The beginning-of-year EVLI calculation for 2004 was adjusted for stochastic valuation of options and guarantees.
❖	The embedded value operating margin was 9.0%.
❖	No significant factors.

Taiwan

❖	The embedded value operating margin on a constant currency basis was 30.5%.
❖	The capital movement reflected a capital injection into AEGON Taiwan in 2004.

Embedded Value Report 2004	- 13 -

Value of new business

Value of new business represents the value created by new business sold during the reporting period. Table 9 links this value to modeled written premium7.

Table 9

Modeled new business APE(A) and deposits (amounts in EUR millions)	Premium business (TL, LAP, A&H) APE (C)		Deposit business (VA, FA, GIC’s, Fee) Deposits (B) (C)		VNB
	2004	2003	2004	2003	2004	2003	%
Americas	1,485	1,826	19,438	30,209	311	222	40%
Netherlands (D)	214	271	3	-	29	15	90%
United Kingdom	934	917	-	-	78	41	88%
Hungary	18	20	18	9	20	13	61%
Spain	32	24	-	-	2	2	48%
Taiwan	195	308	-	-	48	38	27%
Total	2,877	3,366	19,458	30,218	489	331	48%

VNB	361	240	128	90	489	331	48%

(A)  APE = recurring premium + 1/10 single premium

(B)  Including on and off balance sheet deposits

(C)  The new premium is materially in line with new business sales including A&H under AEGON’s primary accounting basis (DAP). Reported 2004 deposits equalled EUR 24,183 mln; the difference compared to the above stated number mainly relates to the elimination of deposits on existing contracts.

(D)  The VNB and APE for the Netherlands does not include the contribution of Moneymaxx Germany which was sold in 2005.

Table 10 shows VNB as a ratio of the present value of new business premiums, as well as calculated internal rates of return.

Table 10

2004 VNB Summary (amounts in EUR millions)	Premium business (TL, LAP, A&H)				Deposit business (VA, FA, GIC’s, Fee)			Total VNB	Total IRR
	VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	Deposits	VNB/ Deposits

Americas	195	5,470	3.6%	13.1%	116	19,438	0.6%	311	11.8%
Netherlands	28	1,679	1.7%	13.3%	1	3	27.6%	29	10.3%
United Kingdom	78	5,425	1.4%	8.3%	-	-	-	78	11.3%
Hungary	9	105	9.0%	53.2%	11	18	62.6%	20	33.0%
Spain	2	164	1.4%	7.3%	-	-	-	2	10.5%
Taiwan	48	1,038	4.7%	24.8%	-	-	-	48	12.3%
Total	361	13,881	2.6%	12.6%	128	19,458	0.7%	489

7 Refer to addendum 1 ‘Movement analysis based on internal surplus requirement per country unit and product segment’ for the split of VNB per country unit and per reporting segment.

Embedded Value Report 2004	- 14 -

In the Americas, VNB increased 54% in US dollars (40% in euros). Increase in production in traditional life and life for account of policyholders was offset by a decrease in accident and health. The main drivers of the increase in VNB in traditional life and life for account of policyholders were higher production and repricing. VNB increased in accident and health as a result of higher margins offsetting the fall in production. For annuities the increase was a result of disciplined expense management along with the impact of lower guarantees in fixed annuities and repricing of variable annuities. Total VNB for traditional life and life for account of policyholders was USD 165 million compared with USD 110 million in 2003, while total VNB for fixed and variable annuities and accident and health business was USD 131 million compared with USD 30 million in 2003. Value of new business declined in GICs due to reduced spreads (VNB of USD 76 million compared to USD 87 million in 2003) and in fee business due to lower deposits (VNB of USD 15 million compared to USD 24 million in 2003).

In the Netherlands the increase in VNB was due to increased profitability in all lines of business due to focus on profit margins and lower acquisition expenses. In 2004, the VNB of A&H and fee business was included which added EUR 4 million to VNB.

The growth in VNB in the UK was largely a result of expense savings generated from the cost reduction program, higher sales levels of traditional products and pricing and margin initiatives.

The significant level of VNB generated by Taiwan reflects improved profit margins despite lower sales results in 2004. The good result in Hungary was due to a combination of good sales figures combined with attractive profit margins in the Hungarian market.

Embedded Value Report 2004	- 15 -

5.    Sensitivities

Table 11 and table 12 reflect the impact of changing the underlying assumptions on the EVLI and the VNB respectively. In each sensitivity scenario, only the stated assumption(s) has been changed, while keeping other assumptions equal to the ‘base case’. However, any discretionary elements or policyholder behavior assumptions directly impacted by the changed assumption (e.g. bonus rates or dynamic lapses) are assumed to vary with the scenario, if appropriate. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business. The sensitivity results include the impact on the allowances for financial options and guarantees.

5.1	Embedded value life insurance sensitivity

Table 11

Sensitivity analysis embedded value life insurance (amounts in EUR millions, after tax)	Americas	Netherlands	United Kingdom	Hungary	Spain	Taiwan	All regions
Base case embedded value-life insurance 2004	12,850	6,082	3,025	418	83	337	22,796

100 bps decrease in discount rate	8%	8%	7%	6%	4%	15%	8%

100 bps increase in discount rate	-6%	-7%	-6%	-5%	-3%	-12%	-7%

100 bps decrease in fixed income returns	-5%	-1%	0%	-2%	-8%	-53%	-4%

100 bps increase in fixed income returns	2%	-2%	0%	3%	7%	39%	1%

100 bps decrease in equity and property returns	-1%	-8%	-4%	0%	-1%	-3%	-3%

100 bps increase in equity and property returns	1%	8%	4%	0%	1%	3%	3%

10bp increase in general account spread	3%	1%	0%	0%	1%	8%	2%

10% decrease in lapse rates	3%	0%	1%	1%	2%	14%	2%

10% increase in mortality/morbidity	-7%	2%	0%	-1%	-1%	-3%	-4%

10% decrease in mortality/morbidity	6%	-2%	0%	1%	1%	2%	3%

10% decrease in maintenance expenses	2%	2%	2%	2%	2%	1%	2%

100 bps increase in expense inflation	-1%	-2%	-1%	-1%	-1%	0%	-1%

100 bps decrease in expense inflation	1%	1%	1%	1%	1%	1%	1%

The impact of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in fixed income and equity and property returns between the country units mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to fixed income returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower fixed income returns will not be fully offset by equally lower crediting rates.

Taiwan shows an asymmetric value change for the decrease and increase in fixed income returns. This reflects the level of guarantees underlying much of the business in Taiwan. However, the impact is lower than last year reflecting reductions in guaranteed rates on more recent business and particularly business generated in 2004.

Embedded Value Report 2004	- 16 -

5.2	Value of new business sensitivity

Table 12

Sensitivity analysis value of new business (amounts in EUR millions, after tax)	Americas	Netherlands	United Kingdom	Hungary	Spain	Taiwan	All regions

Base case value new business 2004	311	29	78	20	2	48	489

100 bps decrease in discount rate	29%	48%	37%	15%	29%	45%	33%

100 bps increase in discount rate	-25%	-40%	-34%	-13%	-24%	-37%	-28%

100 bps decrease in fixed income returns	-18%	-40%	-69%	-4%	-23%	-115%	-36%

100 bps increase in fixed income returns	11%	31%	62%	5%	23%	106%	29%

100 bps decrease in equity and property returns	-3%	-19%	-13%	-1%	0%	-6%	-6%

100 bps increase in equity and property returns	3%	17%	14%	1%	0%	6%	6%

10bp increase in general account spread	8%	4%	6%	0%	10%	14%	8%

10% decrease in lapse rates	15%	7%	17%	7%	26%	27%	16%

10% increase in mortality/morbidity	-23%	-8%	3%	-3%	-5%	-6%	-15%

10% decrease in mortality/morbidity	22%	7%	-2%	3%	5%	5%	15%

10% decrease in acquisition expenses	8%	15%	17%	5%	15%	2%	10%

10% decrease in maintenance expenses	9%	13%	9%	3%	22%	2%	8%

100 bps increase in expense inflation	-2%	-6%	-4%	-4%	-3%	-1%	-3%

100 bps decrease in expense inflation	2%	4%	4%	4%	3%	1%	2%

In general, the value of new business is more sensitive to changes in parameters than the in-force. A relatively small change in future profits can have a relatively large impact on a small VNB compared to the VIF. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a country unit.

The difference in direction of the mortality/morbidity sensitivity in the UK versus the other countries reflects its higher composition of in-payment annuity new business for pension contracts.

The much lower sensitivity of Hungarian new business to changes in economic assumptions is largely a result of the key profit sources being product loadings, including mortality, which are not driven by investment markets.

Embedded Value Report 2004	- 17 -

Addendum 1: Movement analysis based on the internal surplus requirement per country unit and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and the different countries. First, the AEGON total split by reporting segment are presented in euro, then the movement of the six country units per reporting segment is stated in local currency with only the opening and closing value and the value of the other activities translated into euro.

AEGON Group

Table 13

Movement analysis 2004 (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (as reported)	8,015	2,496	1,559	5,518	1,229	476	1,438	20,731
BoY adjustment (A)	(81)	-	-	105	-	20	133	177
Adjusted embedded value life insurance BoY	7,934	2,496	1,559	5,623	1,229	496	1,572	20,909

Value of new business (VNB)	240	14	29	56	61	24	65	489
Gross value of new business	476	48	56	123	124	38	121	986
Tax	(153)	(17)	(20)	(39)	(43)	(11)	(42)	(325)
Cost of capital (after tax)	(83)	(17)	(7)	(28)	(19)	(3)	(14)	(172)

In-force performance	875	354	57	361	145	57	232	2,081
Unwinding discount rate	599	193	117	449	88	38	115	1,598
Variance	143	162	(35)	(159)	66	21	17	213
Change in operating assumptions	134	(1)	(24)	71	(9)	(2)	101	269

Embedded value operating return	1,115	368	86	417	206	81	297	2,570

Variance from long-term inv. return	427	159	86	63	14	6	(4)	750

Change in economic assumptions	(15)	35	34	101	26	0	12	193

Currency exchange differences	(372)	(194)	(102)	(54)	(94)	(24)	(100)	(939)

Capital movements	120	(409)	8	(167)	(202)	(15)	(106)	(770)

Miscellaneous impacts	(262)	13	(101)	391	13	2	27	84

Embedded value life insurance EoY	8,946	2,469	1,570	6,374	1,192	547	1,699	22,796
Other activities								1,066
Holding activities								(6,277)
Total embedded value								17,585
Embedded value operating margin (B)	13.9%	14.5%	5.4%	7.3%	16.5%	15.9%	18.6%	12.1%

VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Value of New Business 2004	240	14	29	56	61	24	65	489
Present Value of New Business Premiums	6,172			6,540			1,169	13,881
APE (C)	1,281			1,122			481	2,884
Deposits		2,302	2,886		7,446	6,824		19,458

(A)	Embedded value life insurance BoY for 2004 has been adjusted for the following:

Traditional Life: stochastic valuation of options and guarantees in the Netherlands and Spain which resulted in a decrease in EVLI of EUR 72 million, transfer of EUR 9 million to A&H in the Americas; LAP: refinement of the stochastic valuation of options and guarantees in the Netherlands which resulted in a net increase in EVLI of EUR 105 million; Fee: inclusion of pension service contracts in the Netherlands which resulted in an increase in EVLI of EUR 20 million and A&H: inclusion of permanent health business in the Netherlands which resulted in an increase in EVLI of EUR 124 million, transfer of EUR 9 million from TL in the Americas

(B)	Embedded value operating margin is calculated on a constant currency basis. See tables 14 to 19 for details.
(C)	APE = recurring premium + 1/10 single premium

Embedded Value Report 2004	- 18 -

Americas

Table 14

Movement analysis 2004 (amounts in USD millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (EUR mln)	4,563	2,496	1,559	758	1,229	378	1,438	12,421
Embedded value life insurance BoY (as reported)	5,763	3,153	1,969	957	1,552	477	1,817	15,688
BoY adjustment (A)	(11)	-	-	-	-	-	11	-
Adjusted embedded value life insurance BoY	5,752	3,153	1,969	957	1,552	477	1,828	15,688

Value of new business (VNB)	137	17	36	29	76	15	77	387
Gross value of new business	323	59	70	60	154	29	143	838
Tax	(113)	(21)	(24)	(21)	(54)	(10)	(50)	(293)
Cost of capital (after tax)	(73)	(21)	(9)	(11)	(24)	(4)	(16)	(158)

In-force performance	623	440	71	102	181	30	291	1,738
Unwinding discount rate	429	240	145	76	109	36	133	1,168
Variance	154	201	(44)	10	82	14	31	449
Change in operating assumptions	40	(1)	(30)	16	(11)	(20)	127	121

Embedded value operating return	759	457	107	131	257	45	368	2,125

Variance from long-term inv. return	25	198	107	11	18	6	(11)	353

Change in economic assumptions	4	43	42	50	32	0	13	184

Currency exchange differences	18	3	29	20	0	0	33	103

Capital movements	20	(508)	10	(66)	(251)	(5)	(132)	(932)

Miscellaneous impacts	4	16	(125)	41	16	3	26	(19)

Embedded value life insurance EoY	6,582	3,363	2,139	1,144	1,623	527	2,125	17,503
Embedded value life insurance EoY (EUR mln)	4,832	2,469	1,570	840	1,192	387	1,560	12,850

Other activities (EUR mln)								1,022
Total embedded value for the Americas (EUR mln)								13,872
Embedded value operating margin	13.2%	14.5%	5.4%	13.7%	16.5%	9.5%	20.1%	13.5%

VNB, PVNBP and APE (amounts in USD millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total

Value of New Business 2004	137	17	36	29	76	15	77	387
Present Value of New Business Premiums	3,961			1,430			1,412	6,803

APE (B)	1,018			245			593	1,856
Deposits		2,862	3,589		9,260	8,462		24,173

(A)  Embedded value life insurance BoY 2004 has been adjusted for a transfer of EUR 9 million (USD 11 million) from Traditional Life to A&H.

(B)  APE = recurring premium + 1/10 single premium

Embedded Value Report 2004	- 19 -

The Netherlands

Table 15

Movement analysis 2004 (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (EUR mln)	2,727	-	-	2,091	-	-	-	4,819
Embedded value life insurance BoY (as reported)	2,727	-	-	2,091	-	-	-	4,819
BoY adjustment (A)	(71)	-	-	105	-	20	124	178
Adjusted embedded value life insurance BoY	2,656	-	-	2,196	-	20	124	4,997

Value of new business (VNB)	18	-	-	7	-	1	3	29
Gross value of new business	33	-	-	34	-	1	6	73
Tax	(11)	-	-	(12)	-	(0)	(2)	(25)
Cost of capital (after tax)	(3)	-	-	(15)	-	(0)	(1)	(19)
In-force performance	345	-	-	144	-	4	(2)	491
Unwinding discount rate	203	-	-	178	-	1	8	391
Variance	36	-	-	(115)	-	1	(8)	(86)
Change in operating assumptions	106	-	-	80	-	1	(2)	186
Embedded value operating return	364	-	-	151	-	4	1	520

Variance from long-term inv. return	406	-	-	(52)	-	(0)	5	358

Change in economic assumptions	(25)	-	-	62	-	0	2	38

Currency exchange differences	0	-	-	0	-	-	-	0

Capital movements	0	-	-	0	-	-	-	0

Miscellaneous impacts	(245)	-	-	409	-	(2)	6	168

Embedded value life insurance EoY	3,155	-	-	2,766	-	22	138	6,082
Embedded value life insurance EoY (EUR mln)	3,155	-	-	2,766	-	22	138	6,082

Other activities (EUR mln)								(105)

Total embedded value for the Netherlands (EUR mln)								5,977
Embedded value operating margin (%)	13.7%	-	-	6.9%	-	22.2%	1.0%	10.4%

VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total

Value of New Business 2004	18	-	-	7	-	1	3	29
Present Value of New Business Premiums	792			853			34	1,679
APE (B)	83			126			4	214
Deposits		-	-		-	3		3

(A)	Embedded value life insurance BoY for 2004 has been adjusted for the following:

Traditional Life: stochastic valuation of options and guarantees which resulted in a decrease in EVLI of EUR 71 million

LAP: refinement of the stochastic valuation of options and guarantees which resulted in a net increase in EVLI of EUR 105 million

Fee: inclusion of pension service contracts in the Netherlands which resulted in an increase in EVLI of EUR 20 million

A&H: inclusion of permanent health business in the Netherlands which resulted in an increase in EVLI of EUR 124 million

(B)	APE = recurring premium + 1/10 single premium

Embedded Value Report 2004	- 20 -

United Kingdom

Table 16

Movement analysis 2004 (amounts in GBP millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (EUR mln)	299	-	-	2,601	-	-	-	2,900
Embedded value life insurance BoY (as reported)	211	-	-	1,833	-	-	-	2,044
BoY adjustment	-	-	-	-	-	-	-	-
Adjusted embedded value life insurance BoY	211	-	-	1,833	-	-	-	2,044

Value of new business (VNB)	42	-	-	11	-	-	-	53
Gross value of new business	65	-	-	19	-	-	-	84
Tax	(20)	-	-	(6)	-	-	-	(25)
Cost of capital (after tax)	(4)	-	-	(3)	-	-	-	(6)

In-force performance	4	-	-	86	-	-	-	89
Unwinding discount rate	15	-	-	139	-	-	-	153
Variance	(7)	-	-	(39)	-	-	-	(45)
Change in operating assumptions	(4)	-	-	(14)	-	-	-	(18)

Embedded value operating return	46	-	-	97	-	-	-	142

Variance from long-term inv. return	(0)	-	-	72	-	-	-	71

Change in economic assumptions	1	-	-	(0)	-	-	-	1

Currency exchange differences	0	-	-	(1)	-	-	-	(1)

Capital movements	6	-	-	(63)	-	-	-	(57)

Miscellaneous impacts	(27)	-	-	(41)	-	-	-	(67)

Embedded value life insurance EoY	236	-	-	1,897	-	-	-	2,133
Embedded value life insurance EoY (EUR mln)	335	-	-	2,690	-	-	-	3,025

Other activities (EUR mln)								(40)

Total embedded value for the United Kingdom (EUR mln)								2,985
Embedded value operating margin	21.6%	-	-	5.3%	-	-	-	7.0%

VNB, PVNBP and APE (amounts in GBP millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total

Value of New Business 2004	42	-	-	11	-	-	-	53
Present Value of New Business Premiums	686			2,997			-	3,683
APE (A)	107			527			-	634
Deposits		-	-		-	-		-

(A) APE	= recurring premium + 1/10 single premium

Embedded Value Report 2004	- 21 -

Hungary

Table 17

Movement analysis 2004 (amounts in HUF millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (EUR mln)	190	-	-	58	-	98	-	346

Embedded value life insurance BoY (as reported)	49,861	-	-	15,292	-	25,725	-	90,879
BoY adjustment	-	-	-	-	-	-	-	-
Adjusted embedded value life insurance BoY	49,861	-	-	15,292	-	25,725	-	90,879

Value of new business (VNB)	0	-	-	2,362	-	2,784	-	5,147
Gross value of new business	0	-	-	2,986	-	3,469	-	6,455
Tax	0	-	-	(478)	-	(555)	-	(1,033)
Cost of capital (after tax)	0	-	-	(146)	-	(130)	-	(276)

In-force performance	3,940	-	-	1,955	-	7,319	-	13,214
Unwinding discount rate	3,121	-	-	1,114	-	2,074	-	6,309
Variance	1,019	-	-	1,247	-	2,085	-	4,351
Change in operating assumptions	(200)	-	-	(407)	-	3,161	-	2,555

Embedded value operating return	3,940	-	-	4,317	-	10,103	-	18,361

Variance from long-term inv. return	1,218	-	-	83	-	321	-	1,623

Change in economic assumptions	(416)	-	-	27	-	(28)	-	(417)

Currency exchange differences	0	-	-	0	-	0	-	0

Capital movements	(6,787)	-	-	(5,429)	-	(2,784)	-	(15,000)

Miscellaneous impacts	4,764	-	-	2,298	-	386	-	7,448

Embedded value life insurance EoY	52,581	-	-	16,588	-	33,724	-	102,893

Embedded value life insurance EoY (EUR mln)	214	-	-	67	-	137	-	418

Other activities (EUR mln)								(10)

Total embedded value for Hungary (EUR mln)								408
Embedded value operating margin	7.9%	-	-	28.2%	-	39.3%	-	20.2%

VNB, PVNBP and APE (amounts in HUF millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total

Value of New Business 2004	0	-	-	2,362	-	2,784	-	5,147
Present Value of New Business Premiums	0			26,366			-	26,366
APE (A)	0			4,440			-	4,440
Deposits		-	-		-	4,445		4,445

(A) APE	= recurring premium + 1/10 single premium

Embedded Value Report 2004	- 22 -

Spain

Table 18

Movement analysis 2004 (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (EUR mln)	71	-	-	10	-	-	-	81
Embedded value life insurance BoY (as reported)	71	-	-	10	-	-	-	81
BoY adjustment (A)	(1)	-	-	-	-	-	-	(1)
Adjusted embedded value life insurance BoY	70	-	-	10	-	-	-	80

Value of new business (VNB)	2	-	-	0	-	-	-	2
Gross value of new business	6	-	-	1	-	-	-	7
Tax	(2)	-	-	(0)	-	-	-	(2)
Cost of capital (after tax)	(2)	-	-	0	-	-	-	(2)

In-force performance	5	-	-	0	-	-	-	5
Unwinding discount rate	3	-	-	1	-	-	-	4
Variance	(2)	-	-	(0)	-	-	-	(2)
Change in operating assumptions	3	-	-	0	-	-	-	3

Embedded value operating return	6	-	-	1	-	-	-	7

Variance from long-term inv. return	0	-	-	0	-	-	-	0

Change in economic assumptions	(4)	-	-	0	-	-	-	(4)

Currency exchange differences	0	-	-	0	-	-	-	0

Capital movements	0	-	-	0	-	-	-	0

Miscellaneous impacts	0	-	-	0	-	-	-	0

Embedded value life insurance EoY	72	-	-	11	-	-	-	83

Embedded value life insurance EoY (EUR mln)	72	-	-	11	-	-	-	83

Other activities (EUR mln)								122

Total embedded value for Spain (EUR mln)								204
Embedded value operating margin	9.1%	-	-	8.1%	-	-	-	9.0%

VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total

Value of New Business 2004	2	-	-	0	-	-	-	2
Present Value of New Business Premiums	146			18			-	164
APE (B)	27			5			-	32
Deposits		-	-		-	-		-

(A)  Embedded value life insurance BoY for 2004 has been adjusted in Traditional Life for the stochastic valuation of options and guarantees in compliance with EEV which decreased EVLI by EUR 1 million.

(B)  APE = recurring premium + 1/10 single premium

Embedded Value Report 2004	- 23 -

Taiwan

Table 19

Movement analysis 2004 (amounts in NTD millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total
Embedded value life insurance BoY (EUR mln)	164	-	-	-	-	-	-	164
Embedded value life insurance BoY (as reported)	7,039	-	-	-	-	-	-	7,039
BoY adjustment	-	-	-	-	-	-	-	-
Adjusted embedded value life insurance BoY	7,039	-	-	-	-	-	-	7,039
Value of new business (VNB)	2,016	-	-	-	-	-	-	2,016
Gross value of new business	3,421	-	-	-	-	-	-	3,421
Tax	(855)	-	-	-	-	-	-	(855)
Cost of capital (after tax)	(550)	-	-	-	-	-	-	(550)
In-force performance	131	-	-	-	-	-	-	131
Unwinding discount rate	555	-	-	-	-	-	-	555
Variance	(425)	-	-	-	-	-	-	(425)
Change in operating assumptions	0	-	-	-	-	-	-	0

Embedded value operating return	2,146	-	-	-	-	-	-	2,146

Variance from long-term inv. return	(137)	-	-	-	-	-	-	(137)

Change in economic assumptions	474	-	-	-	-	-	-	474

Currency exchange differences	0	-	-	-	-	-	-	0

Capital movements	5,082	-	-	-	-	-	-	5,082

Miscellaneous impacts	0	-	-	-	-	-	-	0
Embedded value life insurance EoY	14,604	-	-	-	-	-	-	14,604
Embedded value life insurance EoY (EUR mln)	337	-	-	-	-	-	-	337

Other activities (EUR mln)								22

Total embedded value for Taiwan (EUR mln)								359
Embedded value operating margin	30.5%	-	-	-	-	-	-	30.5%

VNB, PVNBP and APE (amounts in NTD millions, after tax)	TL	FA	VA	LAP	GICs	Fee	A&H	Total

Value of New Business 2004	2,016	-	-	-	-	-	-	2,016
Present Value of New Business Premiums	43,272			-			-	43,272
APE (A)	8,113			-			-	8,113
Deposits		-	-		-	-		-

(A)  APE = recurring premium + 1/10 single premium

Embedded Value Report 2004	- 24 -

Addendum 2: Outcome based on the regulatory surplus requirement

Table 20

Embedded value components - Regulatory surplus (amounts in EUR millions, after tax)	Americas	Netherlands	United Kingdom	Hungary	Spain	Taiwan	Total 2004	Total 2003

Life business
Adjusted net worth (ANW)	7,877	3,537	645	195	66	40	12,362	11,441
Free surplus (FS)	4,523	1,646	351	160	42	3	6,725	5,788
Required surplus (RS)	3,355	1,891	294	36	25	37	5,637	5,652

Value of in-force life business (ViF)	6,056	2,775	2,435	228	23	325	11,842	10,834
Present value future profits (PVFP)	6,967	3,089	2,521	237	31	369	13,214	12,382
Cost of capital (CoC)	(911)	(314)	(86)	(9)	(8)	(44)	(1,372)	(1,549)

Embedded value life insurance (EVLI)	13,934	6,312	3,080	423	89	365	24,204	22,274

Other activities
DAP book value non life	1,022	(105)	(40)	(10)	122	22	1,009	1,357
DAP book value other countries							57	48

Total embedded value per country unit	14,956	6,207	3,040	413	211	387	25,270	23,679

Holding activities							(6,277)	(6,495)
Debt, capital securities & other net liabilities							(6,078)	(6,331)
Present value holding expenses							(199)	(163)

Total embedded value (TEV)							18,993	17,184

Embedded Value Report 2004	- 25 -

Addendum 3: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of DPAC (including VOBA), with the aim of linking embedded value to DPAC. The DPAC analyzed here is on a DAP basis as this is the accounting basis on which AEGON’s 2004 financial statements are based. AEGON has adopted IFRS for its 2005 financial statements. A comparison to IFRS DPAC balances would have no material impact on the coverage ratios.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the deferred policy acquisition costs are tested by country unit and product line to assess the recoverability. Included in DPAC is the value of business acquired (VOBA) resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in-force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

❖	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI
❖	DPAC/VOBA should be compared to DAP profits instead of local statutory profits, on which EVLI is based
❖	DPAC/VOBA under DAP is reported pre-tax; EVLI is on an after tax basis

In the Netherlands, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre-tax DAP profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which the aggregate DPAC/VOBA is recoverable. However, it should be noted that actual DPAC/VOBA recoverability testing does not occur in aggregate but rather at a lower level of segmentation and hence accelerated amortization may be required from time to time on specific blocks or segments of business even though ample coverage exists in aggregate.

Table 21 shows that total life insurance DPAC/VOBA has a coverage ratio of 196%. All of the country units showed coverage ratios above 100%.

Embedded Value Report 2004	- 26 -

Table 21

DPAC Recoverability (amounts in EUR millions, pre tax)	Americas	Netherlands	United Kingdom	Hungary	Spain	Taiwan	Total 2004

Adjusted PVFP	14,048	5,864	4,476	446	63	774	25,671

Gross DPAC	8,090	860	3,895	28	14	214	13,101

Coverage	174%	682%	115%	1594%	461%	362%	196%

Embedded Value Report 2004	- 27 -

Addendum 4: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year–end 2004 and 2003 amounts.

Table 22

Closing exchange rates at December 31, 2004
	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.362	1.642	0.705	245.970	43.315
1 USD	0.734	—	1.205	0.518	180.581	31.800
1 CAD	0.609	0.830	—	0.430	149.836	26.386
1 GBP	1.418	1.932	2.328	—	348.844	61.431
100 HUF	0.407	0.554	0.667	0.287	—	17.610
100 NTD	2.309	3.145	3.790	1.628	567.863	—

Weighted average exchange rates 2004
	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.244	1.617	0.679	251.830	41.690
1 USD	0.804	—	1.300	0.546	202.501	33.524
1 CAD	0.619	0.769	—	0.420	155.778	25.789
1 GBP	1.473	1.832	2.381	—	370.884	61.399
100 HUF	0.397	0.494	0.642	0.270	—	16.555
100 NTD	2.399	2.983	3.878	1.629	604.054	—

Closing exchange rates at December 31, 2003
	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.263	1.623	0.705	262.500	42.880
1 USD	0.792	—	1.285	0.558	207.838	33.951
1 CAD	0.616	0.778	—	0.434	161.698	26.414
1 GBP	1.419	1.792	2.303	—	372.446	60.840
100 HUF	0.381	0.481	0.618	0.268	—	16.335
100 NTD	2.332	2.945	3.786	1.644	612.174	—

Weighted average exchange rates 2003
	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.131	1.581	0.691	253.340	39.150
1 USD	0.884	—	1.398	0.611	223.977	34.612
1 CAD	0.633	0.715	—	0.437	160.250	24.764
1 GBP	1.447	1.637	2.288	—	366.681	56.665
100 HUF	0.395	0.446	0.624	0.273	—	15.454
100 NTD	2.554	2.889	4.038	1.765	647.101	—

Embedded Value Report 2004	- 28 -

Addendum 5: Methodology

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations:

❖	Traditional life (TL)
❖	Fixed annuities (FA)
❖	GICs and funding agreements (GICs)
❖	Life for account of policyholders (LAP)
❖	Variable annuities (VA)
❖	Fee business (Fee)
❖	Accident and health (A&H)[8]

All business not included in the life entities, such as general insurance, A&H in non-life entities, mutual funds and banking products is referred to as other activities9. All business in non-life entities is valued at DAP book value.

The sum of the embedded value life insurance per country unit and the value of the other activities is referred to as total embedded value per country unit.

The adjustments in respect of the holding activities comprise two parts:

❖	Debt, capital securities and other net liabilities included at their DAP book values which are not discounted;
❖	The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments which are not allocated to the country units.

The sum of the total embedded value per country unit and the adjustment in respect of the holding activities represents the total embedded value (TEV).

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

8  The A&H business in the life entities is modelled in detail and included in the embedded value life insurance, while the A&H business in the non-life entities is generally categorized as ‘other activities’.

9  The exception to this rule is business in non-life companies that is either identical to business written in the life business companies, or inseparable from it. E.g. in the US, a detailed actuarial calculation for the 401(k) retirement plan business that invests in mutual funds is included in the embedded value life insurance even though it is written through a non-life company. Basically, business in mutual fund companies arising from investment of assets from life insurance business is included in the EVLI, whereas pure retail mutual fund business is included in ‘other activities’.

Embedded Value Report 2004	- 29 -

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming a closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	=	Free surplus	}	Adjusted net worth
	+	Required surplus

	+	Present value of future profits	}	Value of in-force life business
	–	Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)10.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. Required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). Assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing free surplus are marked-to-market. Refer to table 6 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and 165% of the Standard and Poors’ (S&P) local capital adequacy models, plus any additional internally imposed requirements, if applicable (internal basis). However, for comparison purposes, addendum 2 includes the embedded value components and the embedded value life insurance per country unit on the regulatory surplus basis.

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period and based on the beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long-term investment return’.

10  Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded Value Report 2004	- 30 -

Where pre-tax numbers are presented, the calculations are carried out on an after tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, reflect the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies, reflect contractual requirements as well as the most current policies, strategies and operations.

Consistent with the close matching approach implemented in 2004, the estate of Guardian Assurance in AEGON UK has been valued assuming its distribution as terminal bonus.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in-force variance’ in the movement analysis in section 4.2.

Expenses are based on current experience. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future11. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

The target investment mix assumed does not vary with different scenarios. Where the current investment mix is different from the target, the target mix is modeled to be reached over a period of time.

11  Refer to section 2.1 ‘Economic assumptions’ for the inflation assumptions.

Embedded Value Report 2004	- 31 -

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Economic assumptions

Economic assumptions used in the embedded value are based on observable market data and projections of future trends. These assumptions are approved by the Executive Board.

Risk discount rate

The discount rates used in embedded value reflect AEGON’s weighted average cost of capital (WACC). From the WACC, we derive an AEGON risk margin as the difference between the WACC and weighted current risk free rates across the major country units. Discount rates are then calculated at a country unit level to reflect the AEGON risk margin and the country risk free rate assumption. (A similar approach was applied in 2003, except that the discount rate derivation was at a group level to arrive at a single rate for the group.) Where risk free rates are projected to move from current market rates to an ultimate long-term rate, the risk margin is applied to a blended rate to arrive at a single risk discount rate. No adjustment to discount rates is made among the three major country units to reflect differences in business risk either at country level or business unit/product level. However, specific risk factors within each of these three countries will be reflected in the reserves set at a local level. An allowance for specific risk factors in the new/smaller country units is included in the discount rates where appropriate.

Equity return

The method used to derive projected equity returns is similar to that used to derive risk discount rates.

Risk free fixed interest returns

Risk free fixed interest returns correspond to the government bond yield for ten-year fixed interest instruments. These returns are used to derive risk discount rates and also underlie projections of returns on reinvestments, which will vary by the duration and credit characteristics of the assumed investment policy. In the Americas and Taiwan, the assumed returns grade from the current market levels to the long-term assumptions over a period of approximately five years (and in the Eurozone, over a period of approximately two years).

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

An explicit allowance for the exposure of all material embedded options and guarantees has been included by assessing their impact on embedded value life insurance using mostly stochastic modeling. The methodology and assumptions used to assess the exposure of the financial options and guarantees for the two regions where the impact on the EVLI is material are described below.

Embedded Value Report 2004	- 32 -

Americas

Stochastic modeling methodology

The embedded value is taken as the average of the values calculated over a range of stochastic scenarios. The risk discount rate used in each scenario is described in table 5.

Scenarios for general account products

❖	Treasury yield curve scenarios

These scenarios model the US treasury yield curve. The underlying dynamics of the scenario generator are lognormal, with mean reversion to the assumed interest rate levels as described in table 5 as well as further adjustments in the event that the rates become too extreme. A short maturity (90-day) and long maturity (10-year) rate are projected. For both rates a quarterly volatility, a mean reversion target, and a mean reversion factor are specified, as well as a correlation between the movements of the two projected rates. Volatilities (standard deviations) are based on historical data. The net credit spreads are not assumed to vary by scenario.

Table 23

Stochastic modeling mean reversion targets
Maturity	Reversion Target	Quarterly Yield Volatility
90-day	3.50%	16%
10-year	5.25%	8%

❖	Equity scenarios

Common stock and preferred stock account for less than 2% of the total AEGON USA general account assets. Therefore, these are not modeled separately.

Scenarios for separate account products

These scenarios cover various classes of equities and fixed income investments (bonds, money markets) as benchmarks for separate account funds. The underlying dynamics of the generator are lognormal, with inputs of expected returns and volatilities for each fund class as well as correlations between fund classes. Volatilities and correlations between funds are based on historical data. The current economic environment and forward-looking assumptions as per the dividend discount model were used to determine expected annual returns.

Within the stochastic scenarios, non-economic assumptions such as lapses are modeled dynamically. No management behavior is modeled.

Table 24

Stochastic modeling assumptions	Effective Annualized Long-term Gross Return	Annual Price Volatility (A)
Equity	8.00%	16.00%
Convertible Bonds	7.20%	11.40%
Lehman Aggregate Bonds	5.75%	3.50%
Money Market	3.50%	0.20%

(A)  Volatilities in this table are with respect to volatilities of returns

Embedded Value Report 2004	- 33 -

Table 25

Correlation matrix (A)	Equity	Convertible Bonds	Lehman Aggregate Bond	Money Market
Equity	1.00	0.86	0.22	-0.16
Convertible Bonds	0.86	1.00	0.03	-0.11
Lehman Aggregate Bond	0.22	0.03	1.00	0.31
Money Market	-0.16	-0.11	0.31	1.00

(A)  Correlations in this table are with respect to correlations of returns

The Netherlands

Stochastic modeling methodology

The allowance in embedded value for the minimum interest guarantees in the life insurance portfolio (traditional business, unit-linked portfolios and separate account contracts) is calculated stochastically, where applicable. The impact of the financial options is calculated using the average values of the future after-tax shortfalls over a range of stochastic scenarios, discounted using the risk discount rate described in table 5.

Within the stochastic scenarios non-economic assumptions are based on best estimates. No management behavior is modeled.

Scenarios for general account products

Profit sharing is entirely driven by an externally defined basket of government bonds. Therefore, no equity return or correlation assumptions are required to assess the exposure to the financial options and guarantees embedded in the traditional products.

At year-end 2004, the book yield on this basket equaled 3.73%. To assess the value of the minimum guarantees, a mean reversion target return of 4.25% is assumed for this benchmark. Projected interest rate scenarios are specified taking into account correlation between successive years, the mean reversion target and volatility. The model volatility is related to the implied volatility of the 7-year yield as an approximation of the actual volatility of the profit-sharing benchmark.

Table 26

Stochastic modeling mean reversion targets
	Reversion Target	Annual Yield Volatility
Profit-sharing rate	4.25%	14.8%

Scenarios for unit-linked and separate account pension products

The unit-linked portfolio and separate account pension contracts are backed by a mix of equities and fixed income investments. The underlying dynamics of the scenario generators are lognormal, with inputs of expected returns and volatilities as well as the correlation matrix. The tables below include the mix of the underlying assets, the expected returns, volatilities per asset class and the assumed correlations for each of the unit-linked and separate account products. Volatilities and correlations between asset classes are based on historical data.

Embedded Value Report 2004	- 34 -

Table 27

Stochastic modeling unit-linked portfolio
AEGON Mix Fund	Distribution	Expected return	Annual Price Volatility
Equity	40%	7.20%	17.50%
Bonds (A)	55%	3.90%/ 4.10%/ 4.25%	4.00%
Property	5%	6.50%	16.20%

(A)  The expected return on bonds grades from 3.90% to 4.25% over two years.

Table 28

Stochastic modeling unit-linked portfolio
Correlation matrix (A)	Equity	Bonds	Property
Equity	1.0	-0.4	0.7
Bonds	-0.4	1.0	-0.1
Property	0.7	-0.1	1.0

(A)  Correlations in this table are with respect to correlations of returns

Table 29

Stochastic modeling separate accounts pensions
	Distribution	Expected return	Annual Price Volatility
Equity	20%	7.20%	17.50%
Bonds (A)	80%	4.14%/ 4.38%/ 4.49%	4.00%

(A)  The expected return on bonds grades from 4.14% to 4.49% over two years.

Table 30

Stochastic modeling separate accounts pensions
Correlation matrix (A)	Equity	Bonds
Equity	1.0	-0.4
Bonds	-0.4	1.0

(A)  Correlations in this table are with respect to correlations of returns

Required capital

The solvency requirement underlying the cost of capital allowance in the embedded value is the internal surplus requirement on which the business is managed. This requirement is based on the more stringent of the local regulatory requirement and 165% of the Standard and Poors’ local capital adequacy models plus any additional internally imposed requirements, if applicable. In addition, embedded value figures calculated using the regulatory surplus requirement are shown in table 20, in addendum 2.

Embedded Value Report 2004	- 35 -

Glossary and abbreviations

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 5 Methodology. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.
Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

DAP book value	Net asset value based on generally accepted Dutch accounting principles.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to features such as the ability to exercise an option to call, put, prepay or convert an asset. On liabilities, refers to features such as minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The present value of the existing life insurance business at the valuation date and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Embedded value operating margin	Return on embedded value from operating activities. Defined as embedded value operating return divided by beginning of year embedded value (after any beginning of year adjustments) on a constant currency basis.

Embedded value operating return	Embedded value earnings from operating activities. Defined as the value of new business plus in-force performance.

European Embedded Value Principles	A consistent framework for the calculation and reporting of embedded value published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Embedded Value Report 2004	- 36 -

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding the value generated by future new business.

Gross value of new business	The value of new business, grossed-up at the relevant corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

In-force performance	Defined as unwinding discount rate plus current-year experience variance from non-economic assumptions within management control plus change in operating assumptions.

Internal rate of return	The discount rate at which the present value of the distributable earnings from new business equals the investment in new business, i.e. the projected return on the initial investment in new business.

Internal surplus basis	The more stringent of local regulatory solvency requirements and 165% of the Standard and Poors’ (S&P) solvency requirements, plus any additional internally imposed requirements, if applicable.

International Financial Reporting Standards	A set of accounting standards developed by the International Accounting Standards Board. All publicly listed companies in the European Union are required to prepare their financial statements in conformity with IFRS beginning January 1, 2005.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Present value of new business premiums	The discounted value of modeled premiums on the block of business sold in the latest reporting year.

Reporting segment	The product type categories of business on which AEGON reports externally for DAP and EVLI/TEV.

Required surplus	The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard & Poors’ and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Embedded Value Report 2004	- 37 -

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwinding discount rate	Expected return on the beginning of year EVLI.

Value of new business	The present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Embedded Value Report 2004	- 38 -

Abbreviations

A&H	Accident & health
ANW	Adjusted net worth
APE	Annualized premium equivalent
BoY	Beginning of year
CoC	Cost of capital
DPAC	Deferred policy acquisition costs
DAP	Dutch accounting principles
EEV	European Embedded Value
EoY	End of year
EVLI	Embedded value life insurance
FA	Fixed annuities
Fee	Fee business
FS	Free surplus
GICs	Guaranteed investment contracts and funding agreements
IFRS	International Financial Reporting Standards
IRR	Internal rate of return
LAP	Life for the account of policyholders
PVDE	Present value of distributable earnings
PVFP	Present value of future profits
PVNBP	Present value of new business premiums
RS	Required surplus
TEV	Total embedded value
TL	Traditional life
VA	Variable annuities
ViF	Value of in-force business
VNB	Value of new business
VOBA	Value of business acquired

Embedded Value Report 2004	- 39 -

Disclaimer

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on DAP, which are used to prepare and report AEGON’s 2004 financial statements and should not be viewed as a substitute for DAP financial measures. In the attached report the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 14.4 billion as reported in AEGON’s annual accounts over the year 2004. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

Cautionary note regarding the use of local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Cautionary note regarding forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

❖	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
❖	Changes in the performance of financial markets, including emerging markets, including:
•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
❖	The frequency and severity of insured loss events;
❖	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
❖	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
❖	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
❖	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
❖	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
❖	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
❖	Acts of God, acts of terrorism and acts of war;
❖	Changes in the policies of central banks and/or foreign governments;
❖	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
❖	Customer responsiveness to both new products and distribution channels;
❖	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
❖	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
❖	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

Embedded Value Report 2004	- 40 -

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 88 93
E-mail	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) /+1 410 576 4577
Media	+1 410 576 4526
E-mail	ir@aegonusa.com

Website: www.aegon.com

Embedded Value Report 2004	- 41 -